Exhibit 4.1

DESCRIPTION OF SECURITIES

REGISTERED UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of November 5, 2024, BioRestorative Therapies, Inc. (“we,” “us,” and “our”) had one class of securities registered under Section 12 of the Securities Act of 1934, as amended: our common stock, $0.0001 par value per share (the “common stock”).

The following summary of our capital stock does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the applicable provisions of Nevada law, our Amended and Restated Articles of Incorporation, as amended (the “charter”), including the certificates of designations pursuant to which any outstanding series of preferred stock may be issued, and our Bylaws, as amended (the “bylaws”), copies of which are, incorporated by reference into Amendment No. 2 to our Annual Report on Form 10-K/A.

Authorization

Our authorized capital stock consists of 95,000,000 shares of capital stock. We are authorized to issue 75,000,000 shares of common stock and 20,000,000 shares of preferred stock, par value $0.01 per share.

As of November 5, 2024, there were 6,919,919 shares of common stock issued and outstanding.

Common Stock

Dividend Rights. Subject to preferences that may be applicable to any shares of our preferred stock that may be issued, the holders of our common stock are entitled to share ratably in such dividends as may be declared by our Board of Directors out of funds legally available therefor.

Voting Rights. Each share of our common stock entitles its holder to one vote in the election of directors as well as all other matters to be voted on by stockholders.

No Preemptive Rights. Holders of our common stock do not have any preemptive rights to subscribe for additional shares on a pro rata basis or otherwise when additional shares are offered for sale by us.

Liquidation Rights. Subject to preferences that may be applicable to any shares of our preferred stock that may be issued, in the event of our liquidation, dissolution or winding up, the holders of our common stock would be entitled to receive, pro rata, after payment of all of our debts and liabilities, all of our remaining assets available for distribution.

Other Rights. Holders of our common stock have no preferences or conversion or exchange rights. Shares of our common stock will not be liable for further calls or assessments by us and are not subject to redemption.

Certain Provisions Having Potential Anti-Takeover Effects

General. The following is a summary of the material provisions of the Nevada Revised Statues (the “NRS”) and our charter and bylaws that address matters of corporate governance and the rights of stockholders. Certain of these provisions may delay or prevent takeover attempts not first approved by our Board of Directors (including takeovers which certain stockholders may deem to be in their best interests). These provisions also could delay or frustrate the removal of incumbent directors or the assumption of control by stockholders. The primary purpose of these provisions is to encourage negotiations with our management by persons interested in acquiring control of our company. All references to the charter and bylaws are to our charter and bylaws in effect on the date of the filing of this Exhibit 4.1.

Combinations with Interested Stockholder. Sections 78.411-78.444, inclusive, of the NRS contain provisions governing combinations with an interested stockholder. For purposes of the NRS, “combinations” include: (i) any merger or consolidation with any interested stockholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to any interested stockholder of corporate assets with an aggregate market value equal to more than 5% of the aggregate market value of the corporation’s consolidated assets, more than 5% of the aggregate market value of outstanding shares of the corporation or more than 10% of the earning power or net income of the corporation, (iii) the issuance to any interested stockholder of voting shares (except pursuant to a share dividend or similar proportionate distribution) with an aggregate market value equal to 5% or more of the aggregate market value of all the outstanding shares of the corporation, (iv) the adoption of the dissolution of the corporation if proposed by or on behalf of any interested stockholder, (v) any reclassification of securities, recapitalization or corporate reorganization that will have the effect of increasing the proportionate share of the corporation’s outstanding voting shares held by any interested stockholder and (vi) any receipt by the interested stockholder of the benefit (except proportionately as a stockholder) of any loan, advance, guarantee, pledge or other financial assistance. For purposes of the NRS, an “interested stockholder” is defined to include any beneficial owner of more than 10% of any class of the voting securities of a Nevada corporation and any person who is an affiliate or associate of the corporation and was at any time during the preceding two years the beneficial owner of more than 10% of any class of the voting securities of the Nevada corporation.

Subject to certain exceptions, the provisions of the NRS statute governing combinations with interested stockholders provide that a Nevada corporation may not engage in a combination with an interested stockholder for two years after the date that the person first became an interested stockholder unless the combination or the transaction by which the person first became an interested stockholder is approved by the Board of Directors before the person first became an interested stockholder, or unless the combination is approved by the Board of Directors and sixty percent of the corporation’s voting power not beneficially owned by the interested stockholder, its affiliates and associates.

Control Share Acquisitions. The NRS also contains a “control share acquisitions statute.” If applicable to a Nevada corporation this statute restricts the voting rights of certain stockholders referred to as “acquiring persons,” that acquire or offer to acquire ownership of a “controlling interest” in the outstanding voting stock of an “issuing corporation.” For purposes of these provisions, a “controlling interest” means with certain exceptions the ownership of outstanding voting stock sufficient to enable the acquiring person to exercise one-fifth or more but less than one-third, one-third or more but less than a majority, or a majority or more of all voting power in the election of directors; “issuing corporation” means a Nevada corporation that has 200 or more stockholders of record, at least 100 of whom have addresses in Nevada appearing on the stock ledger of the corporation at all times during the 90 days immediately preceding such date, and which does business in Nevada directly or through an affiliated corporation. The voting rights of an acquiring person in the affected shares will be restored only if such restoration is approved by the holders of a majority of the voting power of the corporation. The NRS allows a corporation to “opt-out” of the control share acquisitions statute by providing in such corporation’s articles of incorporation or bylaws that the control share acquisitions statute does not apply to the corporation or to an acquisition of a controlling interest specifically by types of existing or future stockholders, whether or not identified. The Company has not opted out of this statute.

Authorized But Unissued Shares. Nevada law does not require stockholder approval for any issuance of authorized shares. Authorized but unissued shares may be used for a variety of corporate purposes, including future public or private offerings to raise additional capital or to facilitate corporate acquisitions. One of the effects of the existence of authorized but unissued shares may be to enable our Board of Directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Preferred Stock. Under the terms of our charter, our Board of Directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our Board of Directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. The purpose of authorizing our Board of Directors to issue preferred stock and determine its rights and preferences is to provide flexibility and eliminate delays associated with a stockholder vote on specific issues. However, the ability of our Board of Directors to issue preferred stock and determine its rights and preferences may have the effect of delaying or preventing a change in control.

Classified Board. We have a classified Board of Directors consisting of three classes of directors. A classified board is one in which a certain number, but not all, of the directors are elected on a rotating basis each year. This method of electing directors makes changes in the composition of our Board more difficult, and thus a potential change in control may be a lengthier process. The existence of our classified Board reduces the possibility that a third party could effect an unsolicited change in control of our Board. Since our classified Board will increase the amount of time required for a takeover bidder to obtain control of us without the cooperation of the Board, even if the takeover bidder were to acquire a majority of our outstanding common stock, the existence of our classified Board could tend to discourage certain tender offers which stockholders might feel would be in their best interests. Our classified Board will likely allow management, if confronted by a proposal from a third party who has acquired a block of our common stock, sufficient time to review the proposal and appropriate alternatives to the proposal and to attempt to negotiate a better transaction, if possible, for our stockholders.

Special Meetings of Stockholders. Our bylaws provide that special meetings of stockholders may be called only by our Board of Directors or the Chairman of the Board.

Filling Vacancies. Vacancies occurring in our Board of Directors and newly created directorships resulting from an increase in the authorized number of directors may be filled by a majority of the remaining directors, even if less than a quorum.

Removal of Directors by Stockholders. Under the terms of our charter, stockholders may remove directors with or without cause with the affirmative vote of holders of 75% of the voting power of all of the then-outstanding shares of our capital stock then entitled to vote at an election of directors, voting together as a single class.

Amendment of Bylaws. Our bylaws may be amended by our Board of Directors or by the holders of at least 75% of the voting power of our company.

Amendment of Certain Charter Provisions. Under the terms of our charter, amending certain charter provisions requires the affirmative vote of the holders of at least 75% of the voting power of all of the then-outstanding shares of our capital stock entitled to vote thereon, voting together as a single class. The provisions subject to such heightened requirement include those relating to stockholder action by written consent, the calling of special meetings, board classification, the filling of board vacancies, the removal of directors and the ability to amend our bylaws, among others.

Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to the nomination of persons for election as directors, other than nominations made by or at the direction of our Board of Directors, and stockholder proposals for business.

Stockholder Nominees; Stockholder Proposals.

In order for a stockholder to nominate a candidate for director at, or bring any business before, an annual meeting of stockholders, under our bylaws, timely notice of the nomination or business must be received by us in advance of the meeting. To be timely, a stockholder’s notice must be delivered to or mailed and received by our Secretary at our principal executive offices not less than 90 days nor more than 120 days prior to the one-year anniversary of the date on which we first mailed the proxy materials for the preceding year’s annual meeting of stockholders; provided, however, that if the meeting is convened more than 30 days prior to or delayed more than 60 days after the anniversary of the preceding year’s annual meeting, to be timely a stockholder’s notice must be received not earlier than the close of business on the 120th day prior to the date of such annual meeting and not later than the close of business on the later of the 90th day prior to the date of such annual meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made by us.

These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board and in policies formulated by the Board and to discourage certain types of transactions that may involve an actual or threatened change of control of our company. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of our company.